

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 22, 2017

Via E-mail
Jean Ho
Chief Financial Officer
RW Holdings NNN REIT
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626

> **Re:** **RW Holdings NNN REIT**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed April 3, 2017**
> **File No. 000-55776**

Dear Ms. Ho:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2016

General

1. Please tell us how you considered the need to provide audited financial statements of tenants that occupy properties purchased during 2017 or 2016, or audited financial statements of the operations of those properties. Please provide us with your significance test for all properties acquired in 2016 and 2017 in your response. Refer to Rule 8-06 of Regulation S-X.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at (202) 551-3693 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Off ice of Real Estate and
Commodities